Exhibit 99.5
INFOSYS TECHNOLOGIES LIMITED
Q2 RESULTS EARNINGS CALL
OCTOBER 11, 2005
CORPORATE PARTICIPANTS
Nandan Nilekani
Infosys Technologies — CEO, President and MD
Kris Gopalakrishnan
Infosys Technologies — COO and Deputy MD
Mohandas Pai
Infosys Technologies — CFO
S.D. Shibulal
Infosys Technologies — Head — Delivery and Sales
Akshaya Bhargava
Progeon — CEO and MD
CALL PARTICIPANTS
Julio Quinteros
Goldman Sachs
Moshe Khatri
SG Cowen
Joseph Vafi
Jeffries & Co.
Trip Chowdhary
FTN Midwest Securities
David Grossman
Thomas Weisel Partners
Ashish Thadhani
Gilford Securities
Anthony Miller
Arete Research
Divya Nagarajan
Motilal Oswal
Aditya Somani
Digital Century Capital

Moderator
Good morning. My name is Michelle and I’ll be your conference facilitator. At this time I would like to welcome everyone to the Infosys Technologies second quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad.
If you would like to withdraw your question, press star then the number 2 on your telephone keypad. Thank you. Sandeep you may begin your conference.
Sandeep
Good afternoon and thank you all for joining us today to discuss the financial results for the quarter ended September 30, 2005. I’m Sandeep from the Investor Relations team in Bangalore. Joining us today in this conference room is CEO and President, Mr. Nandan Nilekani and COO, Mr. Gopalakrishnan along with other members of the senior management. Mr. Mohandas will be joining us shortly. We’ll start with a brief statement on the performance of the company during the quarter ended September 30, 2005, the outlook for the quarter ending December 31, 2005 and the year ending March 31, 2006. After that we’ll open up the discussion for Q&A. Before I hand over to Mr. Nilekani, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be made in conjunction with the risks that the company faces. A full statement and explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov.
I would now like to hand over to Mr. Nilekani, President and CEO of Infosys.
Nandan Nilekani
Thank you Sandeep and I am indeed grateful to all of you to join this analyst call today. I think this has truly been a very good quarter for Infosys. As you know, our half year revenue has crossed $1 billion and based on this performance, we have revised our guidance for the year. We now expect revenue to grow by 34% in fiscal 2006. This quarter we had a sequential growth rate of 10.1% under the US GAAP and we had our pricing was stable with a small upward bias.

This quarter also has been a record quarter in terms of our hiring of employees. We have had 8,026 gross number of employees and on a net basis, we have hired 6,390 employees and we expect for the year to hire about 20,200 gross employees of which we have already hired about 12,500 in the first half of the year.
So clearly, we are growing very rapidly. This quarter our revenue was $524 million which is up 38.3% from the same quarter last year. Our Earnings Per Share has gone up to 51 cents from 36 cents in the corresponding quarter last fiscal. This quarter we added 34 new clients. And based on the net addition of 6,390 employees, our employee strength as of September 30th is 46,196.
Now, our outlook is as follows. For the quarter ending December 31st, we expect revenues between $556 million and $558 million, which is a year to year growth of between 31.4% to 31.9%. And for the year ending March 06, we expect revenues of $2.14 billion which as I mentioned earlier, is a year to year growth of 34.4%. On the earnings side, we expect consolidated earnings for ADS to be 53 cents for the quarter ending December 31st and we expect that’s a year to year growth of 26% and between $2.04 to $2.05 for the year ending March 31, 2006 which is a growth rate of about 30%. So as you can see, our focus in the last few quarters on building a scalable engine, our focus on adding new services, our focus on account management and broadening our client relationship, our focus on building a brand, all these things have yielded us dividends which have enabled us to perform as we have done.
This gives, this is to give you an overview and I now request my colleague Kris Gopalakrishnan, to give you some more details of our performance this quarter. Kris?
Kris
Thanks Nandan. And good afternoon, good evening, good morning to all of you. We have 450 active clients today. We added 34 new clients this quarter. Across the board, our relationships with our clients have become better. $191 million relationship, corresponding number last quarter was $172 million. 76 $5 million clients, corresponding number last quarter was 73. If I look at the top 10 clients, they constitute 30.6% of revenues. The top 10 clients have grown, that is as a block it has grown. Some have grown faster than others of course. Repeat business continues to be very strong — 96.5%. Accounts receivable is 59 days, last quarter also it was also 59 days. So, it is on track. Amongst industry verticals, this quarter banking and financial services have increased in the last LTM basis, it is 26.7% of our revenues vs 24.5% on September 30, 2004. Similarly Retail, Services segment have shown improvement.

If we look at the services this quarter, development as well as package implementation has grown. But again, looking at the last 12 months, some of the stronger services have been testing, our Independent Validation, Business Process Management, that’s the Progeon related services, System Integration and Infrastructure Management Services.
North America has grown to 65.4% of revenues so it has shown some improvement. Europe has gone to 23.3% of revenues over the last twelve months versus 21.2% on September 30, 2004. So, our investment in Europe continues to yield results. As you know, we announced the ABN Amro deal this quarter and the key point here is that the deal was split and we were bidding for the application development and maintenance piece and the Indian companies of course got that piece and Infosys is one of the two vendors selected for the application maintenance piece. It’s the single largest order for us and the reason we feel that it is important is that one, they came out talked about the deal. Second, the bill was structured as per our vision of how such large bills should to be structured in the future. And we hope that this can have a positive effect on some of the new deals which will come in the future. I talked about the top 10 clients. The sequential growth in the top 10 clients is 6.9%, the top 25 clients is 9.2%. So we have seen growth in the top 10 clients.
Nandan talked about 8,026 employees being added of which 1,166 employees have prior experience in other organizations. Our attrition is 10%. This is comparable to last quarter. It has gone up slightly. Last quarter was 9.8%. For this quarter it is 10%. There is no change in our capital expenditure. We had projected an expenditure of $260 million to $290 million for the fiscal. In the first half $127 million is spent and there is no change in the capex. We have approximately 3.2 million square feet under construction which can house about 20,000 employees. And Nandan also talked about our total target for this year being 20,200 employees. So, we have investments in physical infrastructure. We have investment in employees and there is momentum behind us in terms of the key verticals, the key markets in which we operate etc. Finacle has done well, Progeon has done well, Consulting is on track and some of the new services are yielding results.
Over to you Mohan
Mohandas Pai
Thank you Kris. Our margins in the current quarter have been similar to what we had in the previous quarter despite higher spending on visas. We spent about $7.5 million on visas this quarter as part of cost of revenues. SG&A has gone up to 15.2% of revenues from 14.7%, primarily because of two items. We had a provision for doubtful accounts receivables of 0.4% of revenues at $2.32 million and professional charges, that is fees paid for consultants outside on many initiatives went up by 0.6%. If you discount these two factors, SG&A has been similar to what it was in the previous quarter. We hope for SG&A to come down but this quarter we had to spend more on certain initiatives. Our income before income taxes is about 27.7% as against 28.1% the previous quarter. We had a provision of tax of 3% of revenues at 10.2% of pre-tax income. The previous quarter we had 13.1%. In this quarter, we had a $4.5 million write-back for certain tax provisions that were made in previous quarters based upon the completion of assessment at an overseas location. It is a one-off item and the re-estimation of tax liabilities.
Overall net income has grown to 26.3% after minority interest. Overall we do feel that the situation as regards pricing has been stable with an upward bias. We do not see anymore wage pressure for the rest of the year. The rupee has depreciated against the dollar after the close of the quarter. For the entire quarter, the average rupee dollar rate was not very much different. And we had no negatives on exchange differences during this quarter. So, on an overall basis, we are quite comfortable. As for the guidance for the third quarter, we have lesser number of working days onsite and offshore — three days less on site and four days less offshore. And this is the major difference for the growth differential between the third quarter and the second quarter. Our guidance for the balance of the year is based upon the situation what we see today. There are no systemic issues about the guidance for the fourth quarter. As we come closer to the fourth quarter we shall have a better picture. Our cash balances have gone up to $865 million in this quarter. Accounts receivables is at 59 days and all parameters of the business are very, very encouraging.
Thank you folks and over to questions now.
Operator
At this time I would like to remind everyone, if you’d like to ask a question, press star then the number 1 on your telephone keypad. As a courtesy to everyone, we ask that you limit your questions to one question. We’ll pause for just a moment to compile the Q&A roster.
Your first question comes from Julio Quinteros with Goldman Sachs.

Julio Quinteros
Good morning Mohan this question is for you. Can you maybe just walk us back through a couple of things with regards to the margin levers for the remainder of the year? The investment initiatives, if maybe you can walk us through that first and then kind of help us understand what the components are that will drive margins for the remainder of the year. It sounded like you said that there were about 100 basis points of drag related to a higher provision for doubtful debts as well as higher expenses associated with consultant fees. What are the other components that we also need to consider as we go forward here on the margin side, please?
Mohandas Pai
We had this higher consultant fee this quarter because we had some initiatives which is started ahead of time. As we go forward, we should factor in the fact that we would hire more than what we though we would hire at the beginning of the quarter because we see good prospects for the business. We also feel that as the year goes by we need to build up an adequate number of trained people within the workforce to meet the requirements of growth for the next year. So as we’ve said, we’ll hire 7,000 people. We have hired 8,000. For the remainder of the year too, we will increase our hiring. We had said that for the three quarters we would hire 13,500 people. If you take the first quarter, hiring of 8,000 people gross and the balance for the next two quarters of 7,700, it will be 15,700 as against 13,000 odd. So there is an increase in the number of people that we’re going to hire as of date and their costs have been built in. And this will impact the margins. But we feel that we have margin leeway to make sure that at the end of the year, we close with a good margin in tune with whatever we want to do without compromising on investments. We are increasing our investment in Infosys Consulting by hiring more consultants because we see acceleration of our business there. We’re also looking at adding to our sales force on the front end to make sure that we have adequate number of people who can handle large accounts. So we have taken two or three initiatives at the beginning of the third quarter which will bear us fruit. As we go along, we have seen a smart update in the top 10 clients. So the issues that we face at the beginning of the year and the beginning of the second quarter in terms of the large clients not growing in terms of 7/7 are behind us and whatever margin leverage we have in the third and fourth quarter, we are plowing back into the business so that we could have a robust opening position for the next year.
These are the two big initiatives that I think we’re going to see in quarter 3 and quarter 4. In quarter 3, the visa cost will come down from $7.5 million to maybe $2.5 million, $3 million and we will be balancing that with increase in investment in people in consulting and in few other initiatives in creating solutions for the various groups.
Julio Quinteros
If you sort of wash all of that out and sort of get to the bottom line in terms of margin expectations. I mean at this point, with the reinvestment it sounds like that you’re doing in the business, we’re looking at what I would consider to be sort of a flattish margin scenario in Q3 and Q4 versus what we just finished or do you actually think that margins will go up?
Mohandas Pai
Well if you remove these events, margin would have gone up by about 150 basis points compared to the second quarter and 150 basis points would imply on a billion dollars and odd, maybe about $15 million so we’ll be investing in many initiatives in these areas because the increase in the people will add about $3.5 million to $5 million depending upon the timing. And the balance will be spending on various initiatives.
Julio Quinteros
Okay. And just a point of clarification — what is the net hire plan for the rest of the year? On the net basis — I think you’re giving us the gross numbers — can you give us the net numbers?
Mohandas Pai
Well, we ended the second quarter with 46,000 odd people and we are going to hire 7,700 people gross for the balance two quarters of the year. And we had an addition of about 10% in the services area and that is approximately about 1,100 people in the services area. In the BPO we had a higher attrition. So I think the net could be anywhere between 5,000 to about 5,400 people.
Julio Quinteros
For the remainder of the year?
Mohandas Pai
Remainder of the year.
Julio Quinteros
Great. Thank you.

Operator
Your next question comes from Moshe Katri with SG Cowen.
Moshe Katri
Hey guys. Congratulations for a very good quarter. Just to follow up on Julio’s question. I’m curious, there were 150 basis points in fact that Mohan mentioned, does that also include the ongoing investment initiatives in China, Australia and also the fact that you’re building the North American consulting business?
Mohandas Pai
Well we had a certain level of investments in China and the consulting business in North America. What we’re talking of or the $15 million in extra investment that we’re going to make in various initiatives, like I said, we’re investing in hiring more people. We’re accelerating the hiring of consultants over and above the investment we had committed at the beginning of the year. And certain others initiatives in creating solutions so that we will have a wider array of solutions when we open up for the new year.
Moshe Katri
So, that’s 150, 150 basis points includes the impact of all these? It’s not more than that, basically?
Mohandas Pai
Yes. Yes.
Moshe Katri
Okay. And then I’m curious. Was there a, a specific benefit to gross margins from the recent currency fluctuations here in the quarter?
Mohandas Pai
In the third quarter we have not assumed any benefit to the gross margin because have a sale forward of $305 million as on the second quarter end at 43.94 whereas the rupee today is 44.7 and odd. And we have marked that to market. We could have some benefits of this in the fourth quarter which we have not factored in because we don’t know at this point of time. And we see what happens as we come close to it.

In the third quarter we have not factored in any benefit because we are effectively hedged for the third quarter.
Moshe Katri
Okay. And then the final question. You’ve had some very significant sequential revenue growth upticks in Retail, Manufacturing, your North American business, the application development business. Is there anything specific that’s, taking place here? Maybe you can talk very briefly about some of the trends you are seeing in some of these key metric areas
Kris
This is Kris here. In the services space, really the point here is package implementation, testing or independent validation, infrastructure management, systems integration, these are smaller services. And these are really engines of growth for us. The basis model, this is new. We are introducing these services with some innovation which means that they have Global Delivery Model embedded in them and it is starting to resonate with our clients and that’s the story there.
In vertical industries, really the story is banking and financial services after declining little bit, is picking up steam. And that is good news. Retail, yes retail is one of the areas in which we had invested earlier than all other verticals in terms of building solutions so that’s starting to yield some results.
Services as a vertical industry, is also starting to yield results in terms of picking up steam. About two years back, November 2003, we had created industry specific business units and now they’re starting to make sure I’m creating solutions, differentiating them and starting to become independent engines of growth.
Geographically we have been investing in Europe. Europe is today 23.3% of revenues. Though sequentially there’s a small decline but in the Last Twelve Months basis, Europe has shown growth and that continues to be a positive signal. The ABN deal itself is a good signal for Europe because the best advertisement we can have is a client talking about a deal in the market. And in that sense that’s good for us.
Moshe Katri
That’s great. Thank you very much. Great quarter

Operator
Your next question comes from Joseph Vafi with Jefferies & Company.
Joseph Vafi
Hi gentlemen. Good evening and great results here this quarter. I was wondering if we could first of all talk about the telecom vertical which bounced back pretty nicely this quarter. I know there were a couple of clients there that had maybe paused on some of their work and any color you might be able to provide there would be helpful.
Kris
Actually telecom vertical has gone down a little bit. In the last quarter it was 17.2%, this quarter 16.7%. It is a strong vertical for us but this is a vertical where the spending kind of follows certain ups and downs. And it is an area of strength for us but right now it’s kind of flat. Other verticals are growing faster than telecom. Partly this is because some of these telecom companies are going through some consultation, looking at mergers and things like that. There are things happening in the marketplace with delay in IPTV, there is an issue about Voice over IP. We are ourselves involved in Voice over IP projects. So there is an opportunity in this but right now it’s flat.
Joseph Vafi
Okay. But it was up sequentially in terms of dollar terms. That’s I think what I was trying to focus on.
Kris
Yes. Yes, it is, it is sequentially up dollar terms. You are right.
Joseph Vafi
Yes. Maybe a little bit more color on the ABN deal. Obviously it’s something that’s going to ramp over time. There’s been a lot of speculation as to what that might be and this might be a good forum to kind of talk about that a little bit more.
Shibu
ABN we believe is a path-breaking deal. This is a deal where we have influenced the customer to take a mega-deal and break it up and give it to multiple vendors based on best-of-breed selection. So in that sense we also believe that this deal will have some influence going forward in other deals. This is the largest multi-million dollar, multi-year contract Infosys has ever won. ABN had chosen five vendors but ADM work has been rewarded to two Indian vendors. Our area of operation will be retail business unit in North America, asset management business unit in Europe and new growth area business unit in Asia-Pacific. The revenue will start in Q4. The margins of the deal overall is expected to be in line with Infosys margins even though there could be a small reduction in margins during the transition phase. All this has been factored into our guidance.
Joseph Vafi
Okay. So really it’s a Q4 of this year and then next year’s really where we would see some of the growth.
Shibu
Yes.
Joseph Vafi
Okay. Mohan I missed a little bit of your discussion on the tax rate. What should we be assuming here for the tax rate for the rest of the fiscal year?
Mohandas Pai
A tax rate of between 13% to 13.5%. That’s what we assume. I am saying 13% to 13.5% because a 0.5% will depend upon the other income component. The core business is about 13.1% and the balance will be for other income. The other income we’re not able to estimate primarily because it consists of exchange fluctuation. It could go up and down and that is taxable and that is what currently disconnect. So about 13.1% in the core and maybe up to 0.4% depending upon how the exchange fluctuations come in.
Joseph Vafi
Okay and then maybe just one other question on BPO and the quarter. Any kind of significant customer wins there and are you happy with the margins now in the BPO business relative to the rest of the business?
Akshaya Bhargava
Hi, this is Akshaya Bhargava. I’ll talk about the BPO update for the quarter. We reported revenues of $20.5 million and a net margin of $5.3 million. So that’s a margin of 25.7%. We reported 19 clients. Our number of $10 million clients grew from one to two and we had 14 out of 19 clients making $1 million or more. Total employee count was 5,293. Net addition of 544 people.
Joseph Vafi
Very good. Good results on growing that business. Thank you very much.
Akshaya Bhargava
Thank you.
Operator
Your next question comes from Trip Chowdhry with FTN Midwest Securities.
Trip Chowdhry
Congratulations again. A very fabulous quarter and a very good execution. A few things here. First, definitely the ABN AMRO deal is a landmark deal. I was wondering if you can put some color in terms of duration. And when does this deal come for renewal? And also from dynamics point of view, any issues with their labor force unions or anything like that? And since you also have a very good hiring need moving forward, so I would speculate you are probably seeing at least another ABN kind of deal within this fiscal year. Any thoughts on those questions?
Kris
Yeah. It’s a five year contract. We are not taking over any employees. It’s a deal which has been structured based on our view of the world, how such deals should be done etc. So we don’t expect any of the issues you’re talking about really to have an impact here.
Trip Chowdhry
Another question I had was a little information that I got from ABN AMRO. They put a number as $125 million for you and probably $250 million for TCS. Since I don’t want you to have really an easy time here, I was wondering why wasn’t it the other way around? You should be winning $250 million and TCS $ 125 millions, I mean what were the dynamics being played out there?

Kris
We wanted to pick and choose areas of our strengths. Brazil really is not an area of strength for us. So these are the areas we really wanted to leverage. This is what we wanted to focus on.
Trip Chowdhry
And last question I had was — can you still hear me?
Nandan
No, I think, let’s be very clear. We have got from the ABN AMRO deal exactly what we wanted. We are very happy with the segments we have. We believe that not only we have the committed business, we have a very good play on the development side and we are confident that the committed business plus development will give us $250 million over five years.
Trip Chowdhry
Beautiful. The last question I had was in terms of future IT services. We have been hearing some rumblings like probably pharmaceuticals, drug discovery may be another area where Infosys would like to provide services to the various companies across the globe. Any thoughts you would like to share with us at this time?
Kris
See, there are new verticals which we always look at. Pharma is a vertical we have been focused on, Pharma, Lifesciences etc. And we have been investing. We have got some clients and we will continue to grow in this area.
Trip Chowdhry
Congratulations. Very good quarter. Thank you.
Operator
Your next question comes from David Grossman with Thomas Weisel Partners.
David Grossman
Good morning. Thanks. I have listened to all the comments that you’ve made in terms of the investments that you’re making and the headcount plans that you have for the year vis-à-vis your revenue guidance. It would appear that you’re kind of amassing the forces at the front-line here. Can you help us better understand specifically what you’re seeing in the marketplace and why you’re making such substantial investments. And what type of opportunity you’re seeing here specifically looking out over the next 12 to 18 months?
Kris
I will talk about them one by one. You know we had good growth this quarter, we had sequential growth and double digit growth. We had a large client addition in Europe. It’s in some sense important that this can influence other deals. It’s a committed deal for five years. In that sense it’s different. We saw growth in the top 10 accounts, we saw growth in BFSI which is a strength for Infosys. In Europe itself, we saw growth. Our consulting is doing very well, Progeon is doing very well. So all the things we had invested, we have seen good growth. Now, we have a certain plan for the balance of the year. You know we have revised the projections and things like that and we have a view of what we see, though we have not given specific numbers etc of what we see going forward. And this recruitment is based on this, investment is based on our view of the world in terms of where we see going. The opportunities are there, the momentum is there and we want to capitalize on that. Our philosophy is always be prepared, take advantage and go forward.
David Grossman:
That was Kris talking right?
Kris
Yes, this is Kris
David Grossman
Yeah Kris. I mean specifically does the ABN AMRO deal give you more confidence in kind of your pipeline or specific deals in the pipeline that suggest that there are other deals of that magnitude and scale and duration if you will and that this is only the tip of the iceberg of large deals being dis-aggregated and the offshore players having a new role.
Kris
It is too early to say so we are not assuming that there will be significant impact of such deals. We have never done that until we are able to get sufficient data and we are able to put that into a forecast. It still is a zero or one. The current plan is based on our business as usual, our existing relationships and some other things we are doing, investing and starting to yield results. For example, we are investing in our clients facing people so that they can handle larger relationships. So, suddenly we saw some pick up in the growth of our existing accounts. The services footprint is much broader today, testing, infrastructure management, system integration. All these services are starting to yield results. Package implementation itself is getting strengthened along with consulting. Consulting is starting to yield results. They’ve got their first ten million dollar project — consulting group has got their first million dollar project. So, these are various data point you add up together. And then you get a sum which is larger than the individual pieces.
David Grossman
I see. A quick maybe question for you Mohan. You talk about the number of working days being, third quarter there are three less working days versus the second quarter. Are you flat sequentially then in the fourth quarter?
Mohandas Pai
Yeah. In our forecast there are three less working days onsite and four less working days offshore. And if would take the current per capita revenue, that’s about 3.2% of sequential growth. So if you factor in all that, you’ll get about 9.9% growth as again the 6.7% that we have right here which we are forecast for this quarter. So this quarter, we’re going to see lower growth basically because of the number of working days. The number of working days impact our monthly revenue on Time and Materials. 70% of the revenue comes from Time and Material. If we have lesser working days which we bill on hourly basis, on a daily basis, you get less revenue. Even the per capita revenue that you calculate for every quarter, depends upon the number of working days. So these are the two factors that we have taken into account while giving the guidance. If you gross it up, the sequential growth rate will be pretty good.
David Grossman
And what is the number of working days in the fourth quarter versus the third quarter? Is it flat?
Mohandas Pai
Well the fourth quarter vs. the third quarter will be flat. It will be flat. The second quarter was pretty good. The fourth quarter vs. third quarter, will again be flat.

David Grossman
Okay. And one just last question here. Is the dilution to taking basic to fully diluted, is it still about 2.5%?
Mohandas Pai
I didn’t catch your question, David.
David Grossman
Is the factor of dilution to take the basic earnings per share calculation to fully diluted still about 2.5%?
Mohandas Pai
Yes. It’s still 2.5%. Yes.
David Grossman
Very good. Thank you.
Operator
Your next question comes from Ashish Thadhani with Gilford Securities.
Ashish Thadhani
Yes. Good evening. Great quarter. A couple of questions. Could you elaborate on the quarter and quarter decline in offshore revenue as a percent of the total?
Mohandas Pai
Well it is very marginal. It’s very marginal and I think that the key thing is that on site has grown faster because of higher project starts. So offshore has grown at about 9.9% and onsite has grown at about higher than that. But it’s very marginal. There’s nothing to differentiate between the two.
Ashish Thadhani
Okay. And in the June quarter, I think three of the top 10 clients posted lower quarter and quarter revenue if I recall correctly. Broadly speaking, how did such large clients perform in the September quarter? Is it safe to assume that you witnessed a broad based rebound in your large clients?

Mohandas Pai
Yes. The top 10 clients grew sequentially. If you look at the top 10 client revenue, you’ll see that sequentially they’ve grown in absolute number so the decline in the percentage. The decline in the percentage has been there for some time just because the rest of the business is growing larger and we did have issues previous quarter. All of the issues are behind us. In the last quarter there were two issues that hit us. One was the flat revenues from North America in the financial sector. And second, there were very specific client issues which are manifested in the drop of the telecom revenues rather severely. So both of these issues are behind us. Financial services has grown in tune with the revenues. North America has grown faster at 13% as against the revenue growth of 10.1% under US GAAP. So, the top 10 customers also have grown though their growth is less than the growth in the overall revenue.
Ashish Thadhani
Sure. That’s helpful. And one clarification Mohan. The difference in the EPADS guidance from last quarter, is it correct to assume what you said which is that there is no impact that you’ve built in for the depreciating rupee thus far into the guidance?
Mohandas Pai
Absolutely. We have taken the guidance at 43.94 for the remainder of the year for the two quarters. We have $305 million of forward sales outstanding marked to market at 43.94. We have about $18 million of options sold forward. This will cover one quarter. So if the rupee stays at the same level that is today in the fourth quarter, there will be a positive impact on the margins.
Ashish Thadhani
Great. Nice quarter. Thank you very much.
Operator
Your next question comes from Anthony Miller with Arete Research.
Anthony Miller
Hello gentlemen. Just a couple of questions — one on margins and one on the Indian domestic market. Firstly, on margins, you mentioned the margin expansion of 150 basis points. Can you give us an idea please where you saw most of that margin improvement, whether as a regional thing or whether it was a service line or a vertical thing?

Mohandas Pai
I think the margins improved primarily because the fact that margin improvement would have come primarily because of the reduction in expenses. In the second quarter we had $7.5 million of visas and the third and fourth quarter we could have $2.5 million to 3 million of visa costs. That would give us approximately about $8 million to $10 million and the balance has come because of economies of scale. And the pricing in the second quarter overall is up by 1% onsite and 0.3% offshore. If you factor that in you get this additional margin. But we are plowing back that margin into the business to be the ready for growth. As for margin expansion in various verticals or horizontals, we have not seen a trend in any of the verticals and horizontals. Because even if you get better prices for new clients, for the new clients to come in this quarter to make an impact is going to take some time. It’s not an immediate impact. It takes quite a bit of time for it to make an impact.
Anthony Miller
Okay. Thank you. And the second question, on the Indian domestic markets, I know it’s only a tiny part of your business but it was noticeable this quarter and it’s had quite a dramatic reduction in growth. Is there anything we should read into that?
Mohandas Pai
It’s just the volatility in the Finacle business because the Finacle business is a product business where you sell a core banking product to various banks in India. And it is volatile depending upon the number of deals signed, the deals delivered, etc. So there is no trend in that.
Anthony Miller
Okay Mohan, just to make sure I understand this. The revenues you show under India in effect reflect Finacle business only.
Mohandas Pai
No. It is not the core business. It is the Finacle business which is a product business. We don’t have a service portfolio in India as yet.
Anthony Miller
Right. Okay. Thanks very much.

Mohandas Pai
Thank you.
Operator
Your next question comes from Vijay Bhayani with Motilal Oswal Securities.
Divya
Hello. This is Divya Nagarajan from Motilal Oswal. I just want a clarification. You had said onsite billing improvement was 1.3% and offshore 3.4%. Am I right?
Mohandas Pai
No. No. I didn’t say that. I said onsite the price is up by 1% and offshore by 0.3%.
Divya
Oh, 0.3%.
Mohandas Pai
Yeah. There’s a data sheet on the web.
Divya
Right. And another question is that if you see your newer service lines including the testing and validation and consulting and BPO, the rate at which they’ve been going in the past few quarters, it seems to slow down this quarter. Is that an aberration this quarter? How do you see this going forward?
Kris
No. The growth rates are different. The smaller services are growing faster as a percentage of revenue. So, for example, a testing has grown to 6.2% of revenues, Progeon has grown to 3.9% of revenues, last quarter it was 3.8%. So no, growth rate is slowing going down. It has picked up. But having said that, package implementation also has done well. So, there is some balancing.
Divya
Right. Thank you very much.

Operator
Again, to ask a question please press star then the number 1 on your telephone keypad. Your next question comes from Aditya Somani with Digital Century Capital.
Aditya Somani
Good evening gentlemen. And congratulations for a great quarter. My questions are regarding the fixed price projects. As the European business is growing we see a slight decline in the fixed price component of the project. I just wanted to ask if there is a company policy as a percentage of projects which company is comfortable when it comes to fixed price projects? And just to follow, do you see a difference in tendencies of clients within clients when it comes to US and European clients and the comfort level with the fixed price projects?
Shibu
The fluctuation which you are seeing in the fixed price projects is more quarter to quarter fluctuation. There is no secular trend. Having said that, taking fixed price projects depends on multiple factors. We need to see a clear definition of the scope when we take a fixed price project. The customer needs to have, able to define it well and we also should have a clear visibility into the scope. In many of our mature relationships where there is a deep trust between Infosys and the customer, in the end there is unambiguity within the project. The customers tend to choose time and material because that gives them more flexibility and that they trust Infosys to behave almost in the same manner in respect to the financial arrangement. In Europe there is a slight better chance that the customers slightly prefer fixed price compared with US. But again, in an overall percentage, fluctuations are just quarter to quarter fluctuation.
Aditya Somani
Thank you so much.
Operator
Again, to ask a question please press star then the number 1 on your telephone keypad. At this time there are no further questions. Do you have any closing remarks, sir?
Nandan
Yes. I just want to first of all thank everybody for being on this call and for being so patient with all the questions. We do believe that this quarter has been excellent. Couple of things it demonstrates. One is that our investment in building new geographies, investment in building new verticals, our investment in building new service offerings over the last three to four years, is all coming together.
The second is that we have demonstrated very clearly that we have scalability in our model. The very fact that we hired 8,026 people in one quarter shows how scalable we are. And here again, our investments in building our Global Education Center, our training, our recruitment, all that is proving to be very, very productive. We also believe that we will continue to invest on the one side in improving our scalability, in reducing our friction to doing business, in making sure that our people spend the time on customer issues and actually getting our team to work in a borderless way so that the customer gets the full benefit of Infosys capabilities and knowledge capital.
At the same time, we think that our story, our point of view that the Global Delivery Model is the model of tomorrow is becoming increasingly accepted. We think companies across the world are going to try to become leaner and meaner and flatter in the years to come. And we think that Infosys as one of the prime proponents of this model, is in a position to advise our customers on how to get there. And therefore, I think we have the instruments at our disposal to provide the kind of transformation that our customers are expecting. And therefore, we think that as long as we execute well, we have plenty of room to grow our business.
So with that, I’d like to thank everybody for being on this call. I’d like to thank everybody for listening to the answers. A lot of the material that we have talked about is on our website and you can also talk to our Investor Relations team if required, for any further clarification. Thank you very much.
Operator
Thank you. Ladies and gentlemen this concludes today’s conference call. You may now disconnect.